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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------


                                SCHEDULE 14D-1/A
                                 AMENDMENT NO. 3
                             TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                               -------------------

                           VOICE CONTROL SYSTEMS, INC.
                            (NAME OF SUBJECT COMPANY)


                             VULCAN MERGER SUB, INC.
                          a wholly owned subsidiary of
                        PHILIPS ELECTRONICS NORTH AMERICA
                                   CORPORATION
                        an indirectly owned subsidiary of
                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
                           (ROYAL PHILIPS ELECTRONICS)
                                    (BIDDERS)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                    92861B100
                      (CUSIP NUMBER OF CLASS OF SECURITIES)


                                WILLIAM E. CURRAN
                                    PRESIDENT
                           1251 AVENUE OF THE AMERICAS
                                   20TH FLOOR
                            NEW YORK, NEW YORK 10020
                                  212-536-0500
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:
                             NEIL T. ANDERSON, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

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


                                SCHEDULE 14D-1
---------------------
CUSIP NO. 92861B100
---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Koninklijke Philips Electronics N.V. (Royal Philips Electronics)
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     WC; OO
--------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) OR 2(f)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     The Netherlands
--------------------------------------------------------------------------------
 7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     12,697,441 shares of common stock, par value $0.01 per share
--------------------------------------------------------------------------------
 8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES
                                                                        [  ]
--------------------------------------------------------------------------------
 9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     91.3%
--------------------------------------------------------------------------------
10.  TYPE OF REPORTING PERSON

     HC; CO
--------------------------------------------------------------------------------

                                SCHEDULE 14D-1
---------------------
CUSIP NO. 92861B100
---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Philips Holding USA Inc.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) OR 2(f)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
 7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     12,697,441 shares of common stock, par value $0.01 per share
--------------------------------------------------------------------------------
 8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES
                                                                        [  ]
--------------------------------------------------------------------------------
 9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     91.3%
--------------------------------------------------------------------------------
10.  TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------

                                SCHEDULE 14D-1
---------------------
CUSIP NO. 92861B100
---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Philips Electronics North America Corporation
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) OR 2(f)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
 7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     12,697,441 shares of common stock, par value $0.01 per share
--------------------------------------------------------------------------------
 8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES
                                                                        [  ]
--------------------------------------------------------------------------------
 9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     91.3%
--------------------------------------------------------------------------------
10.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

                                SCHEDULE 14D-1
---------------------
CUSIP NO. 92861B100
---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vulcan Merger Sub, Inc.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) OR 2(f)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
 7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     12,697,441 shares of common stock, par value $0.01 per share
--------------------------------------------------------------------------------
 8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES
                                                                        [  ]
--------------------------------------------------------------------------------
 9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     91.3%
--------------------------------------------------------------------------------
10.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------


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         This Amendment No. 3 is filed to supplement and amend the information set forth in the Tender Offer Statement on Schedule 14D-1 filed by Koninklijke Philips Electronics N.V., a company incorporated under the laws of The Netherlands ("Royal Philips"), Philips Electronics North America Corporation, a Delaware corporation ("Parent"), and Vulcan Merger Sub, Inc., a Delaware corporation (the "Purchaser"), on May 14, 1999 as amended by Amendment No. 1 to such Schedule filed with the SEC on June 2, 1999, and Amendment No. 2 to such Schedule filed with the SEC on June 15, 1999 (as so amended the "Schedule 14D-1"), with respect to shares of Common Stock, par value $0.01 per share (the "Shares"), of Voice Control Systems, Inc., a Delaware corporation. Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-1, including the Offer to Purchase filed as Exhibit (a)(1) thereto.

         On June 21, 1999, Royal Philips announced that Purchaser accepted for payment all of the 12,638,188 shares which were validly tendered pursuant to the Tender Offer and not withdrawn prior to the expiration of the Offer, including 62,902 shares tendered pursuant to Notices of Guaranteed Delivery.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

          Item 11 is hereby amended to add the following:

(a)(12) Press release issued by Royal Philips, dated June 21, 1999, announcing the expiration of the Tender Offer.

(c)(5) Amendment No. 1 to Agreement and Plan of Merger, dated June 24, 1999, among Parent, the Company and the Purchaser.





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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 28, 1999

                                 KONINKLIJKE PHILIPS ELECTRONICS N.V.


                                 By:  /s/ Eric P. Coutinho
                                    -------------------------------------------
                                    Name:  Eric P. Coutinho
                                    Title: Director and Deputy Secretary



                                 PHILIPS HOLDING USA INC.


                                 By:  /s/ William E. Curran
                                    -------------------------------------------
                                    Name:  William E. Curran
                                    Title: Senior Vice President-Finance



                                 PHILIPS ELECTRONICS NORTH AMERICA
                                 CORPORATION


                                 By:  /s/ William E. Curran
                                    -------------------------------------------
                                    Name:  William E. Curran
                                    Title: Senior Vice President and
                                             Chief Financial Officer


                                 VULCAN MERGER SUB, INC.


                                 By:  /s/ William E. Curran
                                    -------------------------------------------
                                    Name:  William E. Curran
                                    Title: President and Chief Executive Officer




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



                                  EXHIBIT INDEX

(a)(12) Press release issued by Royal Philips, dated June 21, 1999, announcing the expiration of the Tender Offer.

(c)(5) Amendment No. 1 to Agreement and Plan of Merger, dated June 24, 1999, among Parent, the Company and the Purchaser.




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